UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tremont Fair, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

894749100

(CUSIP Number)

Cyrus Boga
Cumbria Capital, L.P.
 10497 Town & Country Way
Suite 214
Houston, Texas 77024

(713) 785-4411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note:           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 894749100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Cumbria Capital, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 73,726,500
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 73,726,500
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,726,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.66%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 894749100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Cyrus Boga
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 73,726,500
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 73,726,500
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,726,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.66%
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.            Security and Issuer

This statement on Schedule 13D relates to the sale of shares of common stock (the “Common Stock”) of Tremont Fair, Inc., a Nevada corporation (the “Company”) by Cumbria Capital. L.P. a Texas limited partnership (hereafter, “Cumbria”).  The principal executive offices of the Company and Cumbria are located at 10497 Town & Country Way, Suite 214, Houston, Texas 77024.

Item 2.             Identity and Background

This statement is being filed jointly by: Cumbria and Cyrus Boga.

Cumbria provides business consulting services and is wholly-owned by Cyrus Boga.

Cyrus Boga is the President, Secretary, and Treasurer of the Company.  Mr. Boga’s business address is 10497 Town & Country Way, Suite 214, Houston, Texas 77024.  Mr. Boga is a citizen of the United States of America.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A is the name, business address, principal present occupation and citizenship of Mr. Boga, who is the sole control person of Cumbria.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Inapplicable.

Item 4.           Purpose of Transaction

This filing is submitted in connection with the sale of 11,136,000 shares of Common Stock of the Company to certain accredited and non-U.S. investors in a private transaction.

Item 5.           Interests in Securities of the Issuer

(a) The Reporting Persons beneficially own 73,726,500 shares of Common Stock, which represent approximately 75.66% of the issued and outstanding shares of Common Stock.

(b) The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 73,726,500 shares of Common Stock, which represent approximately 75.66% of the outstanding shares of Common Stock.

(c) During the past 60 days, none of the Reporting Persons have purchased any shares of the Company.

No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(d) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with respect to

Securities of the Issuer.

None.

Item 7.            Materials to be filed as Exhibits.

Exhibit A.                      Principals of Cumbria

Exhibit B.                      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMBRIA CAPITAL, L.P.

By: /s/Cyrus Boga_______________
Name:            Cyrus Boga
Title:           Chief Executive Officer

CYRUS BOGA

By: /s/ Cyrus Boga_______________

EXHIBIT A

Principals of Cumbria

Cyrus Boga is the sole principal of Cumbria Capital, his name, business address, present principal occupation, and citizenship are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Cyrus Boga 10497 Town & Country Way, Suite 214 Houston, Texas 77024
CUMBRIA CAPITAL, L.P.
Chief Executive Officer.  Mr. Boga is the sole owner of Cumbria.  Cumbria’s principal office is at 10497 Town & Country Way, Suite 214, Houston, Texas 77024.

TREMONT FAIR, INC.
President, Secretary, and Treasurer.  Tremont Fair’s principal office is located at 10497 Town & Country Way, Suite 214, Houston, Texas 77024.

United States of America

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Tremont Fair, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on February 25, 2010.

CUMBRIA CAPITAL, L.P.

By: /s/ Cyrus Boga_______
Name:  Cyrus Boga
Title:  Chief Executive Officer

CYRUS BOGA

By: /s/ Cyrus Boga________